Exhibit 99.2

FirstService Announces Election of Directors

TORONTO, April 03, 2024 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV) (NASDAQ: FSV) (“FirstService”) today announced that at its annual meeting of shareholders, held virtually earlier today, the eight director nominees listed in FirstService’s management information circular dated February 23, 2024 (the “Circular”) were elected as directors of FirstService. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Yousry Bissada	24,560,380	97.801%	552,241	2.199%
Elizabeth Carducci	24,541,236	97.725%	571,385	2.275%
Steve H. Grimshaw	23,563,703	93.832%	1,548,918	6.168%
Jay S. Hennick	23,139,723	92.144%	1,972,898	7.856%
D. Scott Patterson	24,791,719	98.722%	320,902	1.278%
Frederick F. Reichheld	24,699,737	98.356%	412,884	1.644%
Joan Eloise Sproul	24,612,415	98.008%	500,206	1.992%
Erin J. Wallace	23,962,232	95.419%	1,150,389	4.581%

FirstService shareholders also approved the appointment of PricewaterhouseCoopers LLP as the auditor of FirstService for the ensuing year and a non-binding advisory resolution on FirstService’s approach to executive compensation, all as set out in the Circular.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential – North America’s largest manager of residential communities; and FirstService Brands – one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchised systems.

FirstService generates more than US$4.3 billion in annual revenues and has approximately 29,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV” and are included in the S&P/TSX 60 Index. More information is available at www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer
(416) 960-9566

Jeremy Rakusin
Chief Financial Officer
(416) 960-9566